UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

CURRENT REPORT

Vestis Corporation
(Exact name of registrant as specified in its charter)
___________________________

Delaware	001-41783	92-2573927
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1035 Alpharetta Street, Suite 2100,
Roswell, Georgia
(Address of Principal Executive Offices)

30075
(Zip Code)

Andre C. Bouchard (470) 226-3655
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2025 to December 31, 2025

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 - Conflict Minerals Disclosure

Item 1.01.    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
Vestis Corporation (the “Company”) is a leading provider of uniforms and workplace supplies across the United States and Canada. The Company provides uniforms, mats, towels, linens, restroom supplies, first-aid supplies and safety products. The Company’s customer base participates in a wide variety of industries, including manufacturing, hospitality, retail, government, automotive, healthcare, food processing and pharmaceuticals. The Company serves customers ranging from small, family-owned operations with a single location to large corporations and national franchises with multiple locations. The Company’s customers value the uniforms and workplace supplies it delivers as its services and products can help them reduce operating costs, enhance their brand image, maintain a safe and clean workplace and focus on their core business. The Company leverages its broad footprint and its supply chain, delivery fleet and route logistics capabilities to serve customers on a recurring basis, typically weekly, and primarily through multi-year contracts. In addition, the Company offers customized uniforms through direct sales agreements, typically for large, regional or national companies.

This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the period beginning January 1, 2025, and ending December 31, 2025, contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, and tungsten (“3TG”).

The Company evaluated its products to determine whether any such products may contain 3TG. Based on this review, the Company determined that, in 2025, it manufactured or contracted to manufacture certain uniform and other garments and work clothes that contain metal components, such as certain zippers and snaps, in each case, that may contain 3TG that may be necessary to the functionality or production of these products (such products or components of such products, the “Covered Products”). The Company worked with its suppliers to determine whether any of the Covered Products contain 3TG. The Company received responses from the vast majority of its suppliers that were identified as having (a) manufactured certain of the Covered Products for the Company or (b) supplied materials that were used by the Company in its manufacturing of certain of the Covered Products. Following this review, the Company determined that tin is necessary to the functionality or production of certain of the Covered Products. The Company conducted a reasonable country of origin inquiry to determine whether any of the tin contained in the Covered Products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or from recycled or scrap sources. The Company’s primary means of determining the country of origin of the tin contained in the Covered Products was conducting supply chain inquiries based on the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative with the Company’s direct suppliers of the Covered Products that contain tin eliciting, as applicable, information regarding (i) the presence of tin contained in materials supplied to the Company, (ii) the refiner or smelter of the tin, (iii) the country of origin of the tin, (iv) whether the tin came from scrap or recycled sources, and (v) other relevant information regarding the supplier’s (or its suppliers’) practices concerning 3TG. The Company reviewed and evaluated responses received from its inquiries and followed up by phone or email where necessary.

Based on the reasonable country of origin inquiries described above, the Company has in good faith concluded that it has no reason to believe that the tin contained in materials, components or products supplied to the Company and included in the Covered Products for the period covered by this report (i) originated in any of the Covered Countries or (ii) came from recycled or scrap sources.

In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at https://ir.vestis.com/sec-filings.

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01. Exhibits

None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VESTIS CORPORATION

Date:	May 29, 2026	By:	/s/ Andre C. Bouchard
		Name:	Andre C. Bouchard
		Title:	Executive Vice President, Chief Legal Officer, General Counsel and Secretary
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